# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Opendoor Technologies Inc., CIK 0001801169
CUSIP: 683712103
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1295 West Washington Street, Suite 115, Tempe, Arizona (AZ), 85288
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-114605
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,852,226; sole dispositive power 0; shared dispositive power 20,852,226; aggregate amount beneficially owned 20,852,226 (2.2% of the class)
  Comment: The percentage figure reported is based upon 958,504,891 shares of common stock outstanding, composed of: (i) 953,788,119 shares of common stock outstanding as of November 18, 2025, as reported in the Issuer's Form 424B5, filed with the SEC on November 21, 2025, (ii) 4,216,597 shares of common stock issuable upon exercise of warrants, and (iii) 500,175 shares of common stock issuable upon exercise of warrants deliverable upon exercise of listed call options.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,527,881; sole dispositive power 0; shared dispositive power 20,527,881; aggregate amount beneficially owned 20,527,881 (2.1% of the class)
  Comment: The percentage figure reported is based upon 958,504,891 shares of common stock outstanding, composed of: (i) 953,788,119 shares of common stock outstanding as of November 18, 2025, as reported in the Issuer's Form 424B5, filed with the SEC on November 21, 2025, (ii) 4,216,597 shares of common stock issuable upon exercise of warrants, and (iii) 500,175 shares of common stock issuable upon exercise of warrants deliverable upon exercise of listed call options.
- D. E. Shaw Valence Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,636,666; sole dispositive power 0; shared dispositive power 14,636,666; aggregate amount beneficially owned 14,636,666 (1.5% of the class)
  Comment: The percentage figure reported is based upon 957,776,189 shares of common stock outstanding, composed of: (i) 953,788,119 shares of common stock outstanding as of November 18, 2025, as reported in the Issuer's Form 424B5, filed with the SEC on November 21, 2025, (ii) 3,487,895 shares of common stock issuable upon exercise of warrants, and (iii) 500,175 shares of common stock issuable upon exercise of warrants deliverable upon exercise of listed call options.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,852,226; sole dispositive power 0; shared dispositive power 20,852,226; aggregate amount beneficially owned 20,852,226 (2.2% of the class)
  Comment: The percentage figure reported is based upon 958,504,891 shares of common stock outstanding, composed of: (i) 953,788,119 shares of common stock outstanding as of November 18, 2025, as reported in the Issuer's Form 424B5, filed with the SEC on November 21, 2025, (ii) 4,216,597 shares of common stock issuable upon exercise of warrants, and (iii) 500,175 shares of common stock issuable upon exercise of warrants deliverable upon exercise of listed call options.

## Item 1. Issuer
Name of issuer: Opendoor Technologies Inc.
Address of issuer's principal executive offices: 1295 West Washington Street, Suite 115, Tempe, AZ 85288

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
D. E. Shaw Valence Portfolios, L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 20,852,226 shares
This is composed of (i) 961,096 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 9,687,500 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 3,487,895 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of warrants, (iv) 500,175 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of warrants deliverable through the exercise of call options, (v) 4,882,290 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vi) 717,078 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire through the exercise of warrants, (vii) 280,223 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., (viii) 11,624 shares that D. E. Shaw Composite Portfolios, L.L.C. has the right to acquire through the exercise of warrants, and (ix) 324,345 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 20,527,881 shares
This is composed of (i) 961,096 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 9,687,500 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 3,487,895 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of warrants, (iv) 500,175 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of warrants deliverable through the exercise of call options, (v) 4,882,290 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vi) 717,078 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire through the exercise of warrants, (vii) 280,223 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (viii) 11,624 shares that D. E. Shaw Composite Portfolios, L.L.C. has the right to acquire through the exercise of warrants.

D. E. Shaw Valence Portfolios, L.L.C.: 14,636,666 shares
This is composed of (i) 961,096 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 9,687,500 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 3,487,895 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of warrants, and (iv) 500,175 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of warrants deliverable through the exercise of call options.

David E. Shaw: 20,852,226 shares
This is composed of (i) 961,096 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 9,687,500 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 3,487,895 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of warrants, (iv) 500,175 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of warrants deliverable through the exercise of call options, (v) 4,882,290 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vi) 717,078 shares that D. E. Shaw Oculus Portfolios, L.L.C. has the right to acquire through the exercise of warrants, (vii) 280,223 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., (viii) 11,624 shares that D. E. Shaw Composite Portfolios, L.L.C. has the right to acquire through the exercise of warrants, and (ix) 324,345 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 20,852,226 shares as described above constituting 2.2% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 20,852,226 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 2.2%
D. E. Shaw & Co., L.L.C.: 2.1%
D. E. Shaw Valence Portfolios, L.L.C.: 1.5%
David E. Shaw: 2.2%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 20,852,226 shares
D. E. Shaw & Co., L.L.C.: 20,527,881 shares
D. E. Shaw Valence Portfolios, L.L.C.: 14,636,666 shares
David E. Shaw: 20,852,226 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 20,852,226 shares
D. E. Shaw & Co., L.L.C.: 20,527,881 shares
D. E. Shaw Valence Portfolios, L.L.C.: 14,636,666 shares
David E. Shaw: 20,852,226 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated February 17, 2026.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (02/17/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (02/17/2026)
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (02/17/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (02/17/2026)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.